Exhibit 12

WHITE MOUNTAINS INSURANCE GROUP, LTD.

Statement Re Computation of Ratio of Earnings to Fixed Charges

($ in millions except ratios)

	Year Ended
	2009	2008 (1)	2007	2006	2005
Consolidated pre-tax income (loss) from continuing operations before equity in earnings of affiliates, accounting changes and extraordinary items	$764.0	$(1,138.4)	$685.2	$729.8	$305.2
Distributed income of equity investees	—	—	31.2	85.6	—
Interest expense on debt	70.8	82.1	73.0	50.1	44.5
Interest portion of rental expense	13.4	13.1	18.3	16.4	16.4
Earnings (loss)	$848.2	$(1,043.2)	$807.7	$881.9	$366.1
Interest expense on debt	$70.8	$82.1	$73.0	$50.1	$44.5
Interest portion of rental expense	13.4	13.1	18.3	16.4	16.4
Fixed charges	$84.2	$95.2	$91.3	$66.5	$60.9
Ratio of earnings to fixed charges	10.1	—	8.8	13.3	6.0

(1)          Earnings were inadequate to cover fixed charges by $1,138.4 for the year ended December 31, 2008.